Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	December 16, 2015 at 8.00 a.m.

Disclosure under Chapter 9, Section 5 of the Finnish Securities Markets Act

Biotie Therapies Corp. (Nasdaq Helsinki BTH1V; NASDAQ: BITI) ("Biotie" or the "Company") has on December 15, 2015 received a notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act from Mr. Samuel D. Isaly on behalf of himself and OrbiMed Advisors LLC, OrbiMed Capital GP V LLC and OrbiMed Private Investments V, LP as a result of the implementation of changes to the transparency directive in the Finnish Securities Market Act.

According to the notification, the total number of Biotie shares owned directly or through financial instruments by Samuel D. Isaly and entities under his control was 11.54 per cent of Biotie's total number of shares and voting rights on November 26, 2015. Biotie's registered total number of shares and voting rights amounting to 1,086,940,271 has been used in the calculation of percentages for the announcement.

Total positions of Samuel D. Isaly and entities under his control subject to the notification:

	% of shares and voting rights (total of A)	% of shares and voting rights through financial instruments (total of B)	Total of both in % (A + B)
Resulting situation on the date on which threshold was crossed or reached	6.76	4.78	11.54
Position of previous notification (if applicable)	7.49	N/A	N/A

Notified details of the resulting situation on the date on which the threshold was crossed or reached:

A: Shares and voting rights

Class/type of shares ISIN code (if possible)	Number of shares and voting rights		% of shares and voting rights
	Direct (SMA 9:5)	Indirect (SMA 9:6 and 9:7)	Direct (SMA 9:5)	Indirect (SMA 9:6 and 9:7)
Shares (FI0009011571)	-	51,944,444	-	4.78
Shares (FI0009011571) represented by 268,672 ADSs	-	21,493,760	-	1.98

SUBTOTAL A	73,438,204		6.76

For further information on the ADSs representing the Company’s shares, the notification refers to the stock exchange release issued by the Company on June 11, 2015.

B: Financial instruments according to SMA 9:6a

Type of financial instrument	Expiration date	Exercise/ Conversion period	Physical or cash settlement	Number of shares and voting rights	% of shares and voting rights
Warrants entitling to shares (new or treasury shares) (FI0009011571)	Nov 1, 2020	Nov 1, 2015 – Nov 1, 2020	Physical settlement	51,944,444	4.78

			SUBTOTAL B	51,944,444	4.78

For further information on the warrants, the notification refers to the stock exchange release issued by the Company on April 23, 2015.

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity:

Name	% of shares and voting rights	% of shares and voting rights through financial instruments	Total of both
Samuel D. Isaly	0	0	0
OrbiMed Advisors LLC	0	0	0
OrbiMed Capital GP V LLC	0	0	0
OrbiMed Private Investments V, LP	6.76	4.78	11.54

According to the notification, Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed Advisors LLC, which is the sole managing member of OrbiMed Capital GP V LLC. OrbiMed Capital GP V LLC is the general partner of OrbiMed Private Investments V, LP. Further, according to the notification neither Samuel D. Isaly nor any other entity under his control, other than OrbiMed Private Investments V, LP, holds any shares or financial instruments in the Company.

In Turku, December 16, 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

Virve Nurmi, Investor Relations Manager, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:

NASDAQ OMX Helsinki Ltd
Main Media
www.biotie.com